Filed Pursuant to Rule 433
Registration Statement No. 333-204209

May 18, 2016

Pricing Term Sheet

Allegheny Technologies Incorporated

$250,000,000 4.75% Convertible Senior Notes due 2022

This term sheet to the preliminary prospectus supplement dated May 17, 2016 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Allegheny Technologies Incorporated

Security:	4.75% Convertible Senior Notes due 2022 (the “Notes”)

Principal Amount:	$250,000,000 ($287,500,000 including over-allotment option)

Trade Date:	May 19, 2016

Settlement Date:	May 24, 2016 (T+3)

Maturity:	July 1, 2022

Coupon:	4.75%

Price to Public:	100% of face amount

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2017

Underwriting Discount:	3.00%

Net Proceeds to Issuer (after deducting underwriting discounts but before estimated net offering expenses):	$242,500,000 ($278,875,000 including over-allotment option)

Use of Proceeds:	The Issuer intends to use the proceeds from the offering for general corporate purposes, which may include voluntary or required contributions to the Issuer’s defined benefit pension trust or repurchases, repayment or refinancing of debt. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

No Optional Redemption:	The Issuer may not redeem the Notes prior to maturity

Investor Puts:	None

CUSIP/ISIN:	01741R AG7 / US01741RAG74

Last Reported Sale Price (May 18, 2016):	$11.56

Conversion Rate:	69.2042 shares of common stock per note (equivalent to an initial conversion price of $14.4500)

Conversion Premium:	25%

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC

Adjustment to Shares Delivered upon Conversion upon Certain Fundamental Changes.

If holder elects to convert notes in connection with a make-whole fundamental change, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock, as described below.

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Stock price on fundamental change date

Effective date	$11.56	$13.00	$14.45	$16.00	$18.00	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00
May 24, 2016	17.3010	15.9350	12.9913	10.6063	8.3202	6.6392	3.9818	2.5044	1.0431	0.4116	0.1205
July 1, 2017	17.3010	14.8850	12.0262	9.7267	7.5443	5.9564	4.8642	2.1428	0.8466	0.3055	0.0703
July 1, 2018	17.3010	13.7413	10.9651	8.7557	6.6851	5.2000	2.9407	1.7500	0.6413	0.2019	0.0269
July 1, 2019	17.3010	12.4338	9.7395	7.6290	5.6865	4.3227	2.3177	1.3115	0.4267	0.1016	0.0000
July 1, 2020	17.3010	10.8572	8.2431	6.2429	4.4579	3.2512	1.5834	0.8189	0.2104	0.0209	0.0000
July 1, 2021	17.3010	8.8020	6.2313	4.3571	2.7999	1.8418	0.7122	0.3000	0.0349	0.0000	0.0000
July 1, 2022	17.3010	7.7189	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case the following shall apply:

(1)	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

(2)	If the stock price is greater than $60.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

(3)	If the stock price is less than $11.56 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 86.5052 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”

In addition, if a holder of notes elects to convert its notes prior to the effective date of any fundamental change, and the fundamental change does not occur, such holder will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The Issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.